UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

Minim, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

60365W102

(CUSIP Number)

Megan Ward
Orbit Group LLC
848 Elm Street, 2nd Floor
Manchester, NH 03101
(603) 943-0020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Jeremy P. Hitchcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 713,524[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 713,524[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 713,524[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Includes 7,500 shares of the common stock (“Common Stock”) of Minim, Inc. (the “Issuer”) that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options and/or restricted stock units that are currently exercisable or will become exercisable within 60 days. Such stock options and/or restricted stock units, as applicable, were granted to Jeremy P. Hitchcock in connection with his service as a member of the Board of Directors (the “Board”) of the Issuer. The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17,2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023 included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023.

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Elizabeth Cash Hitchcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 713,524[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 713,524[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 713,524[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[2]	Includes 7,500 shares of Common Stock of Issuer that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options and/or restricted stock units that are currently exercisable or will become exercisable within 60 days. Such stock options and/or restricted stock units, as applicable, were granted to Jeremy P. Hitchcock in connection with his service as a member of the Board of the Issuer. The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17,2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023 included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023.

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Orbit Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 627,847[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 627,847[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,847[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[3]	The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose. The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17,2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023 included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023.

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Hitchcock Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 627,847[4]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 627,847[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,847[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[4]	Represents 3,316,932 shares owned by Hitchcock Capital Partners, LLC and 12,379,252 shares owned by Zulu Holdings LLC. The Reporting Person disclaims beneficial ownership of the shares held by Zulu Holdings LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose. The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17,2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023 included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023.

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Zulu Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 627,847[4]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 627,847[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,847[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[4]	Represents 3,316,932 shares owned by Hitchcock Capital Partners, LLC and 12,379,252 shares owned by Zulu Holdings LLC. The Reporting Person disclaims beneficial ownership of the shares held by Hitchcock Capital Partners, LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose. The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17,2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023 included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023.

Amendment No. 21 to Schedule 13D

This Amendment is being filed by Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC (“Orbit”), Hitchcock Capital Partners, LLC (“HCP”), Zulu Holdings LLC (“Zulu”), and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934. The stockholders group (the “Group”) is comprised of Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit, HCP and Zulu.

This Amendment further amends the Schedule 13D filed on May 3, 2019, and Amendments 1 through 20 that have been filed with respect thereto (collectively, the “Schedule 13D”).

Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D as amended hereby.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by the addition of the following at the end of Item 4:

On September 29, 2023, Elizabeth C. Hitchcock resigned as a director of the Issuer. Mrs. Hitchcock had previously served on the Cybersecurity and Privacy Committee of the Board and by resigning as director, Mrs. Hitchcock also resigned from such Committee, as reported in Item 5.02 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 22, 2023, which is incorporated herein by reference.

On September 29, 2023, the Issuer entered into a non-binding letter of intent (the “Letter”) with a third party to purchase from the Issuer $2.4 million of convertible preferred stock and warrants, which, on a fully-diluted basis, would constitute a majority of the Issuer’s outstanding common stock and the proceeds of which would be used for the settlement of liabilities of the Company and its subsidiaries. The Letter provides that, upon closing of the transaction contemplated by the Letter, the third party and its nominees would be appointed to the Issuer’s Board of Directors and constitute at least a majority of it, and the third party would be engaged as CEO of the Issuer. The Letter may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the disposition of securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the Nasdaq and other material changes in the Issuer’s business or corporate structure. No assurance can be given that a definitive agreement will be reached or that the transaction contemplated by the Letter will be consummated. Each of the Issuer and the third party reserves the right to modify or withdraw the Agreement at any time.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC, Hitchcock Capital Partners, LLC and Zulu Holdings LLC dated as of January 21, 2020 (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to Schedule 13D filed on January 21, 2020).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2023	/s/ Jeremy P. Hitchcock
Jeremy P. Hitchcock

/s/ Elizabeth Cash Hitchcock
Elizabeth Cash Hitchcock

Orbit Group LLC

By:	/s/ Jeremy P. Hitchcock
Name:	Jeremy P. Hitchcock
Title:	Manager

Hitchcock Capital Partners, LLC

By:	Orbit Group LLC, its Manager

	By:	/s/ Jeremy P. Hitchcock
	Name:	Jeremy P. Hitchcock
	Title:	Manager

Zulu Holdings LLC

By:	Orbit Group LLC, its Manager

	By:	/s/ Jeremy P. Hitchcock
	Name:	Jeremy P. Hitchcock
	Title:	Manager